AquiPor Technologies, Inc.



ANNUAL REPORT

905 W. Riverside Suite 303

Spokane, WA 99223

(509) 435-5111

https://aquipor.com/

This Annual Report is dated March 12, 2024.

BUSINESS

AquiPor is developing permeable concrete technology and engineering solutions for stormwater management, groundwater recharge, and flood mitigation. The Company is developing its business model to be that of a project contractor, focused on the engineering, procurement, and construction management of green infrastructure projects.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,395,400.00

Number of Securities Sold: 5,088,178

Use of proceeds: R&D and Product & Market Development

Date: March 03, 2020

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,069,100.91

Number of Securities Sold: 1,045,938

Use of proceeds: Operating expenses and R&D.

Date: September 23, 2020

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,520,125.70

Number of Securities Sold: 594,991

Use of proceeds: R&D, Proof of Concept

Date: August 24, 2022

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

For the year ending 2023, AquiPor continued to focus primary operations on the research & development of its porous concrete technology and additional engineering technologies. As such, we have not yet begun to market or sell our products and remain pre-revenue. There were no cost of sales or gross margins to report in 2021 or 2022.

AquiPor's expenses primarily consist of compensation and benefits, marketing expenses, fees for professional services, research and development expenses and expenses pertaining to licensing and royalty payments. Operating expenses in 2023 were down to $505,682, from $692,383 in 2023. This decrease was due to a decrease in marketing expenses, G&A, and professional services.

Most operating expenses are associated in some manner with either research and development, technology licensing, or financing acquisition. For fiscal year 2023, cash flows from operations were -$496,769 compared to -$705,989 in 2022.

Historical results and cash flows:

Historical results and cash flows from prior years may be similar in the future, as R&D and Intellectual Property development remains a key component of our business. It can be expected that operating expenses will increase as we make key hires and increase marketing activities. It can be expected that stock-based compensation will increase as key hires are made and cash flows from financing activities may also increase.

In the future, we anticipate that historical cash flows will not be representative of future cash flows as we begin growing revenues and expect to have positive net income in the future.

For fiscal year 2023, net cash used by operating activities was $496,769 compared to $705,989 in fiscal year 2022. We anticipate net cash used by operating activities to increase as the Company grows.

Our net cash provided by financing activities in 2023 was $419,175 compared to $749,526 in 2022. We anticipate this number to increase in future years as we raise larger amounts of capital to fund growth objectives

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $162,910.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Yellow Core, LLC

Amount Owed: $3,200.00

Interest Rate: 3.5%

Maturity Date: December 31, 2026

Creditor: Petra World, LLC

Amount Owed: $79,047.00

Interest Rate: 3.5%

Maturity Date: December 31, 2025

Creditor: RJSK

Amount Owed: $10,000.00

Interest Rate: 0.0%

Maturity Date: December 31, 2024

Creditor: StartEngine

Amount Owed: $4,184.00

Interest Rate: 0.0%

Maturity Date: December 31, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Greg Johnson

Greg Johnson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer & Director

Dates of Service: January, 2016 - Present

Responsibilities: To direct and evolve our company's market and business development strategy, oversee product R&D, direct fundraising efforts, budget, and allocate capital for Company objectives.

Name: Randy Squires

Randy Squires's current primary role is with Partition Specialties. Randy Squires currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Partition Specialties

Title: President

Dates of Service: January, 1998 - Present

Responsibilities: Oversees all operations.

Name: David Martin

David Martin's current primary role is with Retired. David Martin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August, 2019 - Present

Responsibilities: Support the CEO and provide advisory services for the company, manage resources, and provide business support.

Other business experience in the past three years:

Employer: Multicare Valley Hospital

Title: COO

Dates of Service: January, 2009 - December, 2019

Responsibilities: Oversaw all operations of Valley Hospital.

Name: Kevin Kunz

Kevin Kunz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder & Vice President - Market Development

Dates of Service: January, 2016 - Present

Responsibilities: Developing new market opportunities for AquiPor's permeable concrete and civil utility concept, primarily focused on municipalities/cities.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: JKS International, LLC (Greg Johnson, Managing Member - 21% - Membership Interests of JKS International, LLC & Kevin Kunz - 22% - Membership Interests of JKS International, LLC)

Amount and nature of Beneficial ownership: 5,595,455

Percent of class: 29.7

Title of class: Common Stock

Stockholder Name: Frontier Assets, LLC (Matthew F. Russell - 50% - Membership Interests of Frontier Assets, LLC),

Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 23.9

RELATED PARTY TRANSACTIONS

Name of Entity: Yellow Core, LLC

Names of 20% owners: Matthew F. Russell

Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies.

Nature / amount of interest in the transaction: The Company has received some of its financing in the form of a loan from Yellow Core, LLC, a related party, in the amount of $3,200. It is a long-term note with interest payments beginning 12/31/2024, and a loan maturity date of 12/31/2026. The interest rate is set at 3.5% APR.

Material Terms: Loan amount: $3,200. Interest rate: 3.5%. Maturity date is 12/31/2026 with interest only payments beginning 12/31/2024.

Name of Entity: Petra World, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: Matthew Russell owns greater than 20% of Petra shares, owns greater than 10% of AquiPor's shares, and is also the inventor of AquiPor's licensed technologies

Nature / amount of interest in the transaction: Petra World, LLC is a related party that of which Matthew Russell, a shareholder in AquiPor, owns the majority of shares. Petra World made five loans to AquiPor in 2018 to support R&D efforts. The outstanding principal owed to Petra World, LLC is $79,047.

Material Terms: Loan amount: $79,047. Interest rate: 3.5%. Maturity date: 12/31/2025.

Name of Entity: JKS International, LLC

Names of 20% owners: Greg Johnson and Kevin Kunz

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: JKS International, LLC ("JKS") is a holding company that is a major shareholder of AquiPor. JKS is managed by Greg Johnson, a Director and Officer of AquiPor. Over time, AquiPor has made two loans to JKS, totaling $1,600.

Material Terms: These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2026.

Name of Entity: Frontier Assets, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: AquiPor made a loan to Frontier totaling $7,500 in 2018.

Material Terms: This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028.

Name of Entity: RJSK, LLC, Yellow Core, LLC, and AquiPor Technologies, Inc.

Names of 20% owners: AquiPor Technologies, Inc.

Relationship to Company: Related co-developers

Nature / amount of interest in the transaction: RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future.

Material Terms: AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2023, AquiPor has $10,000 of outstanding royalty fees owed to RJSK.

Name of Entity: RJSK, LLC

Names of 20% owners: AquiPor Technologies, Inc.

Relationship to Company: AquiPor is an owner of RJSK.

Nature / amount of interest in the transaction: AquiPor had made loans to RJSK totaling $122,393 over time.

Material Terms: As of December 31, 2023, the current balance outstanding is $1,050 following payments made in October 2020. This loan is setup to accrue interest at 3.5% annually and matures on December 31, 2026.

Name of Entity: Yellow Core, LLC

Names of 20% owners: Matthew Russell

Relationship to Company: Matthew Russell is majority owner of Yellow Core, LLC, owns greater than 10% stock in AquiPor, and is also the inventor of AquiPor's technologies

Nature / amount of interest in the transaction: AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology

option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC.

Material Terms: Loan Amount: $27,813. Interest Rate: 3.5%.

Name of Entity: Assanka Design, LLC

Names of 20% owners: AquiPor Technologies, Inc.

Relationship to Company: Related party to Aquipor Technologies per Note 3 of audited financials.

Nature / amount of interest in the transaction: In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology.

Material Terms: Loan Amount: $30,000. Interest Rate: 3.5%. Maturity Date: 12/31/2025.

Name of Entity: Matthew Russell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: In 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. Option payments made to Matthew Russell in the years ending December 31, 2023 and 2022 amount to $-0- and $32,500, respectively. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.

Material Terms: No additional terms.

OUR SECURITIES

Common Stock

The amount of security authorized is 90,000,000 with a total of 18,486,311 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below which include a voting proxy.

Material Rights

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Voting Rights

Shareholder Voting Requirements for Certain Transactions. To be adopted by the shareholders, (1) an amendment of the Articles of Incorporation; (2) a plan of merger or share exchange; (3) a sale, lease, exchange, or other disposition of all, or substantially all, of the Corporation's assets, other than in the usual and regular course of business; or (4) a dissolution of the Corporation, must be approved by each voting group of shareholders entitled to vote thereon by a majority of all the votes entitled to be cast by that voting group.

Stock Options and Stock Warrants

AquiPor has declared an option pool of 1,500,000 shares of common stock for existing and future employees, advisers, and contractors. Of the current pool, 632,500 options have been granted and are fully vested pursuant to the Company's stock option plan. Of the current pool, an additional 406,819 options have been reserved but have yet to be granted.

The Company has also granted 566,000 stock warrants which have also fully vested.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Not currently designated.

Material Rights

The Preferred Stock may be issued from time to time in one or more series in any manner permitted by law and the provisions of the Articles of Incorporation, as determined from time to time by the Board of Directors.

As of May 2021, the Board has not designed any series or class of preferred stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive.

More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering common stock in the amount of up to $4,492,698.21 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We may need access to credit in order to support our working capital requirements as we grow. It may be difficult to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share, resulting in dilution. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Furthermore, due to the market novelty of AquiPor's permeable concrete and stormwater management engineering technologies, estimating future project and product revenues and costs is a difficult process. Future market acceptance of AquiPor's EPCM business model and permeable products, as well as what customers are willing to pay, cannot be adequately estimated at this time. Therefore, our financial and economic models are based only on revenue and cost information that we can support. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We may never have an operational product or service It is possible that there may never be an operational product or service for the Company or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products The Company's products and services are currently under development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance. Developing new products and technologies entails significant risks and uncertainties We are currently in the proof-of-concept stage of our venture. Delays or cost overruns in the development of our technologies, and/or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority shareholder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and your investment could be lost. Even if the Company sells all the common stock in the offering, the Company will likely need to raise more funds in the future to grow. If the Company is unsuccessful raising more capital, the risk of failure is high. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to

companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based purely on assumptions. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits AquiPor Technologies, Inc. was formed on October 21, 2015 and has been primarily engaged in Research & Development since its inception. Accordingly, the Company has not yet taken its product to market and has no sales history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises, and additional risks associated with technology development. To date, we have incurred a net loss and have had extremely limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We are an early stage company and have limited revenue and operating history The Company has a short history, and effectively no revenue. If you are investing in this company, it's because you think that AquiPor's technologies and product concepts are a good idea, that the team will be able to successfully market and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns licensing rights to patents and patents-pending, certain trade secrets, trademarks, copyrights, and internet domain names. We believe one of the most valuable components of the Company is our array of intellectual properties. Competitors may misappropriate or violate the rights owned by the Company. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its licensing rights to sensitive patents and patents pending. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations and it is important to note that unforeseeable costs associated with such practices may be costly. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our technology rights without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our technology rights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our licensing rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent licensing rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products and services is dependent on outside government regulation, such as federal, state, and local regulatory bodies and their laws. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including providing technology, engineering, manufacturing, construction, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks Even though we are not an internet-based business, we may still be vulnerable to hackers who may

access our proprietary data. Any cyber attack on AquiPor Technologies, Inc. could disrupt our business and materially negatively impact our financial condition and business. Significant Capital Requirements; Future Need for Additional Financing. The Company's capital requirements will continue to be significant and there can be no assurance that the Company will achieve any significant revenues in the foreseeable future. Since its inception, the Company has been substantially dependent upon contributions from its founders. The Company anticipates that the net proceeds of its offering will only be sufficient to fund the development and marketing of a prototype product (assuming the sale of all of the Shares offered hereby). If less than the maximum number of Shares of Common Stock offered hereby are sold, or if the Company has miscalculated the financial resources required to complete the task, the Company will be unable to launch its product without additional financing. The Company has no current arrangements with respect to, or potential sources of, additional financing. There can be no assurance that any additional financing will be available to the Company when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Company, requiring it to curtail in possible cease its operations. A prospective purchaser of Shares should also be aware that, even if the Company were to succeed in raising financing through a public offering or any other sale of any equity or convertible debt securities, such a financing will likely dilute the interest of the Company's then-existing shareholders (including the holders of Common Stock). Unreliability of Projections If the Investor has been provided with projections, forecasts and models (the "Projections") of the Company's future performance, the assumptions and estimates underlying the Projections are inherently uncertain and, though they may be considered reasonable by the Company, are subject to significant business, economic, and competitive uncertainties, many of which are beyond the control of the Company. The Projections assume, among other things, that the Company completes the Offering and obtains $4,492,698.21 in proceeds therefrom. If the Company fails to complete the Offering in full or fails to realize its projected sales in the time frames projected, the Company is unlikely to meet the fiscal performance anticipated in the Projections. In any event, even if the company raises $4,492,698.21 in the Offering, there can be no assurance that the Projections will be realized. The Company's actual results in the future will vary from the Projections and those variations may be material. The Company does not intend to update the Projections. Unproven Products The Company's products and services are in the early stages of development, and its business plan is subject to a high degree of uncertainty. As a result, there can be no assurance that (i) the proposed business will be successful, (ii) a significant market will develop for products and services such as those contemplated by the Company, or (iii) if such market develops, the Company's own products and services will win widespread market acceptance. Developing Market; Rapid Technological Changes and New Products The market for our products and services is rapidly evolving and is characterized by evolving standards and customer demands and an increasing number of market entrants who have introduced or developed technologies for new green concrete technologies, porous pavements, and stormwater management solutions. Our future success will depend to some extent on the features and reliability of our products and services in response to both evolving demands of the marketplace and competitive product offerings. Consequently, there can be no assurance that we will be successful in developing, marketing or integrated such products or services into the market. Reliance on 3rd Party Technology and Engineering Partners and Sole Inventor. AquiPor's technology and engineering rights are licensed from a sole inventor, Matthew Russell. Mr. Russell has previously been contracted by AquiPor to invent and develop the Company's technologies. Mr. Russell is a significant shareholder in AquiPor, as well as other related parties to the Company. Therefore, the success of the Company is largely dependent on the performance of Mr. Russell as well as the performance of third parties for its main technologies, products and services. Any disruption to the performance or solvency of these parties could have an adverse result on the Company. Retention of Control by Present Stockholders As of March 15, 2021 the Company's founders and executive officers own, of record and beneficially, a majority of the Company's issued and outstanding Common Stock (10,095,455 Shares). The Company's founders will therefore remain in effective control of the company with the ability to elect all of the Company's directors and to authorize certain corporate transactions which require stockholder approval, in each case without concurrence of the Company's minority stockholders (including holders of Common Stock). Lack of Marketability and Liquidity of the Common Stock The shares being sold in this offering are illiquid. There is no public market for the Common Stock into which such Stock is convertible, and there can be no assurance that a public market for the Common Stock will ever develop. Consequently, investors should be prepared to remain shareholders of the Company indefinitely. The Common Stock into which it is convertible has been registered under the Securities Act of 1933, as amended (the "Act"), or any state securities laws. The Company has no present intention to register the Common Stock issuable upon conversion thereof under the Act or state securities laws. The Common Stock issuable upon conversion thereof may be sold or transferred except pursuant to either: (A) an effective registration statement under the Act and any applicable state securities laws; or (B) an opinion of counsel satisfactory to the Company to the effect that such registration is not required. Intense Competitions; Limited Effect of Laws Protecting Proprietary Technology The market for new technologies in the building materials industry is competitive. The industry is generally risk averse. Many of the Company's competitors are established enterprises that possess greater name recognition, established customer bases and significantly greater financial, technical and marketing resources than the Company. The Company is relying upon patent and trade secret law to protect its technology and there can be no assurance that such laws will prevent competitors from appropriating the Company's technology or products. Proprietary Rights and Risk of Infringement The Company relies primarily on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its licensed patents and patents pending, software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. There can be no assurance that others will not develop technologies that are similar or superior to the Company's technology. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competition will not independently develop similar technology. The Company is not aware that it is infringing any proprietary rights of third parties. There can be no assurance, however, that third parties will not claim infringement by the Company of their intellectual property rights. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements, such royalty or licensing agreements, if required, may not be available on terms acceptable to the

Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, financial condition and results of operations would be materially and adversely affected. New Technology Acquisitions The Company is currently negotiating an option to acquire the licenses to proprietary concrete, utility, and water distribution technologies. The long term viability of these new technologies cannot be guaranteed and the terms of these licensing agreements may require compensation which includes a combination of cash and equity, which will be negotiated on a best efforts basis, but could result in shareholder dilution. Licensing Agreements AquiPor has an exclusive Licensing Agreement with RJSK, L.L.C., a Washington state Limited Liability Company. Said license includes the technology, processes, and know-how related to U.S. Patent No. 9,943,791, entitled Unitized Formed Construction Materials and Methods for Making the Same, the Continuation-In-Part Patent Application No. 16/602,641, as well as the technology, processes, and know-how related to U.S. Patent No. 10,106,463 entitled Mineral Based Porous Sand and Methods for Making Mineral Based Porous Sand, the U.S. Patent 10,486, 984 entitled Road Surface Covering System, and International Application No. PCT/U.S. 1,600,087; all specifically for use in permeable pavers or novel permeable hardscape drainage materials for use in stormwater management. Per the licensing agreement, AquiPor is to pay a running royalty of 10% of net sales for each product sold, or an annual minimum royalty of $25,000. AquiPor has also paid for an option to license novel concrete technologies and the Engineering, Procurement, Construction Management rights to new multi-utility infrastructure technologies. These technologies are unproven and subject to further proof-of-concept and third party validation. The option agreement is with Matthew Russell, an inventor and large shareholder of AquiPor and other related parties to the Company. Dependence Upon Key Personnel. The Company's success will depend largely upon the performance of its founder and executive officer, GREG JOHNSON. The loss of the services of any of these individuals would have a materially adverse effect on the company. In addition, the company will need to attract and retain skilled and experienced sales and technical staff to successfully accomplish its business plan. Competition for experienced personnel in the materials science and technology industries is intense. In the event that the Company is unable to attract and retain additional skilled staff, or if the Company loses the services of any of its key personnel, there can be no assurance that they could be easily replaced by individuals with similar contacts, experience and skills. Recruiting and Retaining Technical Personnel. Our success depends to large part upon our ability to recruit and retain highly skilled workers, both as employees and as independent contractors. Additionally, we believe that the technological and creative skills of our personnel are essential to establishing and maintaining a leadership position, particularly in light of the fact that our intellectual property, once sold to the public market, may be replicated. The competition for such personnel is intense, and we may not be successful in retaining or recruiting such personnel. In seeking qualified personnel, we are required to compete with companies having greater financial and other resources than our Company. In addition, we may need to substantially increase the compensation, bonuses, stock options or other fringe benefits offered to employees in order to attract and retain such personnel. The additional costs that may be incurred in retaining or attracting new personnel may have a material adverse affect on our product launches and its operating results, as well as additional dilution to shareholders. Rapid Technological Change. To remain competitive, the Company must develop new products and enhance and improve its exiting products and components. New building materials are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render the Company's existing proprietary technology and systems obsolete. The Company's success will depend, in part, on its and its inventor's ability to develop or license state of the art technologies useful in its business, enhance its existing services, develop new services and technology that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. There can be no assurance that the Company will be successful in continuing to develop and market on a timely and cost-effective basis fully functional product enhancements or new products that respond to technological advances by others, or that it is enhanced and new products will achieve market acceptance. If the Company is unable, for technical, legal, financial or other reasons, to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development or introduction, would have a material adverse effect on the Company's business, financial condition and results of operations. Reliance on Private Project Financing The Company's business model will rely on both private and public project financing. Therefore, the Company's early success will depend on certain financial market conditions and factors not necessarily in its control. Adverse market conditions may cause delays and the Company's inability to deliver projects in a timely manner. Arbitrary Price of Conversion Shares. The price of the Common Stock offered hereby bears no relationship to the Company's assets, book value, potential earnings or any other recognized criteria of value. Factors considered in calculating the per share price were the business in which the Company proposes to engage, estimates of the business potential of the company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other factors believed by the company's management to be relevant. We Do Not Expect to Pay Dividends in the Near Term and the Offering Price of the Shares Is Not Based on Quantifiable Measures of Value. The Company does not anticipate payment of any cash dividends on its Common Stock in the near term. The Offering Price of the Shares has been determined by valuation metrics performed by the Company and bears no relationship to the Company's assets or book value. New Construction Material Risk AquiPor's porous concrete products are considered new and novel in the construction industry. The construction industry is generally risk averse to new products and technologies. New products are subject to stringent testing and standardization. AquiPor's products may fall short of the required testing and standards required by the industry and may not be adopted. Reliance on External Material Suppliers and Distributors AquiPor's products are made from materials and ingredients sourced from various industries. The Company relies on a third party distributor to secure the raw materials needed for its products. Therefore, the Company's capacity to manufacture, and the Company's final product costs, are in large part subject to its distributor's ability to negotiate, secure, and deliver these raw materials for production. Any supply chain or cost disruptions could adversely and materially affect the Company's ability to operate in the future.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on March 12, 2024.

AquiPor Technologies, Inc.

By   /s/ *Greg Johnson*

      Name: AquiPor Technologies, Inc.

      Title: CEO & Director, Principal Financial Officer

Exhibit A

FINANCIAL STATEMENTS



AQUIPOR TECHNOLOGIES, INC.
(the "Company")
a Washington Corporation

Financial Statements with Independent Auditor's Report

As of and for the Years Ended December 31, 2022 and 2023

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: AquiPor Technologies, Inc. Management

Opinion:

We have audited the accompanying financial statements of the AquiPor Technologies, Inc., which comprise the statements of financial position as of December 31, 2022 & 2023 and the related statements of operations, statements of changes in stockholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements.

The financial statements of the Company as of December 31, 2022, were audited by other auditors whose report was dated April 20, 2023 and expressed an unqualified opinion on those statements.

In our opinion, except for the effects of the matters described below, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 & 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor's Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Prior Year Restatement:

As discussed in Note 7, the Company's previously issued financial statements for the year ended December 31, 2022 have been restated to correct for a material misstatement related to the Company's accrued interest payable. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Going Concern:

As discussed in Note 1, specific circumstances point to significant uncertainty regarding the Company's ability to sustain its operations in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. The management has assessed these circumstances and intends to generate income and secure funding as necessary to fulfill its financial requirement. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of

financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
February 23, 2024

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF FINANCIAL POSITION

	As of December 31	
	2023	2022 (as restated)
ASSETS		
Current Assets:		
Cash - unrestricted	162,910	268,588
Cash - restricted	25,706	-
Total cash	188,616	268,588
Prepaid expenses	10,253	10,253
Total Current Assets	198,869	278,841
Non-Current Assets:		
Technology licensing use option payments	282,500	282,500
Due from related parties	67,962	67,962
Notes receivable	-	-
Interest receivable	22,225	19,847
Total Non-Current Assets	372,687	370,309
TOTAL ASSETS	571,556	649,150
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	47,171	33,946
Due to related parties	10,000	7,000
Notes payable	4,184	4,184
Total Current Liabilities	61,355	45,130

	As of December 31	
	2023	**2022** (as restated)
Non-Current Liabilities:		
Due to related parties	82,247	82,247
Accrued interest	15,281	12,402
Total Non-Current Liabilities	97,528	94,649
TOTAL LIABILITIES	158,883	139,779
STOCKHOLDERS' EQUITY		
Common stock Authorized: 90,000,000 shares at $.001 par value Issued: 17,028,532 shares as of 2023 and 16,821,534 shares as of 2022	17,029	16,822
Preferred stock Authorized: 10,000,000 shares at $.001 par value Issued: no issued shares as of 2023 and 2022	-	-
Additional paid-in capital:		
Common stock	4,235,093	3,819,004
Stock warrants	628,912	628,912
Retained earnings (Deficit)	(4,468,361)	(3,955,367)
TOTAL STOCKHOLDERS' EQUITY	412,673	509,371
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	571,556	649,150

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF OPERATIONS

	Year Ended December 31	
	2023	**2022**
Revenues	-	-
Operating Expenses		
Payroll to benefits	265,002	253,783
Marketing	130,489	296,480
Professional fees	40,868	44,505
Royalty fees	25,000	25,000
General and administrative	17,019	29,164
Engineering expense	15,000	20,262
Insurance	12,304	12,304
Escrow management fees	-	10,885
Total Operating Expenses	**505,682**	**692,383**
Total Loss from Operations	**(505,682)**	**(692,383)**
Other Income (Expenses)		
Interest income	2,379	2,379
Interest expense	(9,691)	(8,312)
Total Other Income (Expenses)	**(7,312)**	**(5,933)**
Net Loss	**(512,994)**	**(698,316)**
EARNINGS (LOSSES) PER SHARE OUTSTANDING		
Basic and diluted	(0.03)	(0.04)
WEIGHTED-AVG. COMMON SHARES OUTSTANDING		
Basic and diluted	16,889,928	16,656,161

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock par value: $0.001		Additional paid-in capital	Retained Earnings (Deficit) as restated	Total stockholder's equity (as restated)
	Number of shares	Amount			
Balance as of December 31, 2021 as previously reported	16,495,337	16,495	3,701,596	(3,260,877)	457,214
Adjustments to beginning balance	-	-	-	3,826	3,826
Balance as of December 31, 2021 as restated	**16,495,337**	**16,495**	**3,701,596**	**(3,257,051)**	**461,040**
Issuance of shares, net of costs*	326,197	327	746,320	-	746,647
Issuance of stock warrants	-	-	-	-	-
Net loss	-	-	-	(698,316)	(698,316)
Balance as of December 31, 2022, as restated	**16,821,534**	**16,822**	**4,447,916**	**(3,955,367)**	**509,371**
Issuance of shares, net of costs*	205,907	206	413,090	-	413,296
Issuance of shares thru Rule 506(b)	1,091	1	2,999	-	3,000
Issuance of stock warrants	-	-	-	-	-
Net loss	-	-	-	(512,994)	(512,994)
Balance as of December 31, 2023	**17,028,532**	**17,029**	**4,864,005**	**(4,468,361)**	**412,673**

* See additional disclosure in Note 6

See Accompanying Notes to these Financial Statements

AQUIPOR TECHNOLOGIES, INC. STATEMENTS OF CASH FLOWS

	Year Ended December 31	
	2023	**2022 (as restated)**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	(512,994)	(698,316)
Adjustments to reconcile net loss to net cash provided by operations:		
Decrease in prepaid expenses	-	13,000
Increase (Decrease) in accounts payable and accrued expenses	13,225	(19,255)
Increase in due to related parties	3,000	7,000
Decrease in notes payable	-	(8,418)
Net cash used in operating activities	*(496,769)*	*(705,989)*
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for technology licensing use option payments	-	(32,500)
Increase in interest receivable	(2,378)	(2,379)
Decrease in due from related parties	-	-
Increase in notes receivable	-	-
Net cash used in investing activities	*(2,378)*	*(34,879)*
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares, net of costs	416,296	746,647
Increase in accrued interest	2,879	2,879
Net cash provided by financing activities	*419,175*	*749,526*
Net cash increase (decrease)	(79,972)	8,658
Cash at the beginning of the year	268,588	259,930
Cash at the end of the year	188,616	268,588

See Accompanying Notes to these Financial Statements

AquiPor Technologies, Inc.
Notes to the Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AquiPor Technologies, Inc. ("the Company") is a corporation organized under the laws of Washington State on October 21, 2015. The Company is currently in a material science technological development, patenting, and feasibility stage of growth. The future principal activities of the Company will consist of licensing various hardscape technologies, including brick, concrete, and permeable hardscape technologies, and providing supporting technical services to licensee customers.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. The Company places its cash with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2023, the Company has no off-balance sheet concentration of credit risk such as forward exchange contracts, option contracts or other foreign hedging arrangements.

Going Concern Consideration

The accompanying statement of financial position has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The Company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations.
2. Losses and working capital: The Company expects to experience losses before it can generate positive working capital. It is uncertain how long this period will last.
3. Financing: Over the next twelve months, the Company plans to finance its operations through a crowdfunding campaign and revenue-producing activities.
4. Dependence on revenues and financing: The Company's ability to continue as a going concern in the next twelve months depends on its ability to generate revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results.
5. Management's plans: The Company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts.

Considering these factors, there is substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. It is important to note that the financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in the active market.
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $268,588 and $188,616 in cash as of December 31, 2022 and December 31, 2023, respectively. The Company's cash at the end of the year consisted of both unrestricted and restricted portions.

Restricted cash consists of cash owned, but not accessible by the Company as of year-end. Restricted cash as of the years ended December 31, 2022 and 2023 is at $0 and $25,706, respectively which are all held by Start Engine as escrow amounts held back from AquiPor's crowd fund offering for the years ended December 31, 2022 and 2023.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising/marketing costs are charged to operations when incurred. Marketing costs related to advertising for equity financing are reported in the period they are incurred.

Research and Development

The Company is currently in a material science technological development, patenting, and feasibility stage of growth and is pursuing significant capital financing to fund future endeavors. Consequently, the Company's primary operations consist of assisting related parties in the development and research of various hardscape technologies and patents. Therefore, all operating expenses are associated in some manner with either research and development or financing acquisition.

Earnings (Losses) per Share:

The Company has distributed common stock warrants to two employees. Basic Earnings per Share (EPS) is calculated as the net loss divided by the weighted average of common shares outstanding for the period. As of December 31, 2022 and 2023, Diluted EPS will equal Basic EPS because potentially dilutive shares would be considered anti-dilutive in both periods. An anti- dilutive effect occurs because of the presence of a net loss.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company uses the Black-Scholes option pricing model to determine the stock options fair value.

Refer to Note 6 for additional information.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize its deferred tax assets in the future in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Washington. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Due To Related Parties:

1. RJSK, LLC and the Company, and Yellow Core and the Company, have agreed to co-develop certain intellectual properties and technologies. AquiPor made several loans to RJSK and Yellow Core, both of which are related parties, beginning in 2016 to cover patenting and Research and Development expenses as it pertains to applicable technologies to the Company. Both companies agree that these loans may convert to credits to pay for licensing fees in the future. AquiPor has a licensing agreement in place with RJSK with a fee of $300,000 that was owed and paid in 2020 to RJSK upon successful fundraising of $1,000,000. Additionally, minimum royalty fee obligations are $25,000 per year. In accordance with the minimum royalty fee obligation, for the year ended December 31, 2023, AquiPor has $10,000 of outstanding royalty fees owed to RJSK.

2. The Company had obtained a loan of $3,200 from Yellow Core, LLC, a related party, with interest payments set to begin accruing on January 1, 2019 at a 3.5% annual rate and a loan payback date of January 1, 2021. Per a loan refinancing agreement, the loan's maturity date is December 31, 2026 with interest-only loan payments beginning December 31, 2024. As of December 31, 2023, the outstanding principal owed to Yellow Core is $3,200. This Company is controlled and managed by Matthew Russell, a significant Aquipor shareholder.

3. The Company also obtained various loans from Petra World, LLC, a related party, amounting to $103,250 in 2018 to support its R&D efforts. Petra World is controlled and managed by Matthew Russell, a shareholder in Aquipor by way of Frontier Assets. These loans were set up to accrue interest at 3.5% annually and each have 7-year terms, maturing in various months in 2025, with interest –only payments beginning in 2023. As of December 31, 2023, the outstanding principal owed to Petra World is $79,047.

Due From Related Parties:

4. The Company extended loans to JKS International, LLC, totaling $1,600. These loans were set up to accrue interest at 3.5% annually and the loans mature on December 31, 2024 and 2026. JKS International is a holding company that represents majority shareholders in AquiPor. JKS International, LLC is managed by Greg Johnson, an officer and shareholder in AquiPor. As of December 31, 2023, the outstanding principal owed by JKS International, LLC is $1,600.

5. The Company also extended a loan to Frontier Assets, LLC, totaling $7,500 in 2018. This loan is set up to accrue interest at 3.5% annually and matures February 20, 2028. Frontier Assets, LLC is a holding company that represents majority shareholders in AquiPor. Frontier Assets, LLC is managed by Matthew Russell, an officer and shareholder in AquiPor. As of December 31, 2023, the outstanding principal owed by Frontier Assets, LLC is $7,500.

6. AquiPor had made loans to RJSK totaling $122,393 over time. As of December 31, 2023, the current balance outstanding is $1,050 following payments made in October 2020. This loan is set up to accrue interest at 3.5% annually and matures on December 31, 2026.

7. AquiPor has made various loans to Yellow Core, LLC over time that total $27,813. These loans were set up to accrue interest at 3.5% annually, with interest-only payments to begin in 2024. Prior to the Company's current option agreement with Matthew Russell, Yellow Core and AquiPor had a technology option agreement in place with similar terms to the Company's current agreement with Matthew Russell. Prior to the exercise of this option, Yellow Core rolled out a portion of its technology rights related to the option into a Washington State Corporation, BW-IGC, Inc. ('IGC'). This loan has been assumed by BW-IGC. As of December 31, 2023, the outstanding principal owed by BW-IGC, Inc. is $27,813.

8. In October 2021, AquiPor extended a long-term note to a related party, Assanka Design, LLC, amounting to $30,000. AquiPor and Assanka Design are exploring a potential joint venture and the funds are to be used by Assanka Design for proof-of-concept purposes for a new technology. Interest is accrued at 3.5% annually and the note matures on December 31, 2025.

Technology Licensing:
9. In the year ending December 31, 2021, AquiPor entered into an option agreement with Matthew Russell to negotiate best efforts, with no guarantees, a conditional first right of offer to engineer, procure, and manage construction (EPCM) of a mixed utility approach, owned by Matthew Russell, to certain green infrastructure projects in the United States. Compensation for the U.S. first right of EPCM and brand market is expected to be a combination of cash and equity. The option payments totaled $282,500, and may be deducted from the future exercise price. Option payments made to Matthew Russell in the years ending December 31, 2023 and 2022 amount to $-0- and $32,500, respectively. These payments may be deducted from the future exercise price but will be forfeited if an option exercise price and terms are not successfully negotiated. These payments have been accrued as a long-term asset and will be expensed in future periods.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers.

Further, the Company is currently complying with all relevant laws and regulations and does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

To finance its operations and research and development, the Company has obtained several loans from its related entities. Below summarizes the types of debt instruments, principal amounts, interest rates and maturity dates of these said loans.

Debt Summary:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 31, 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Related party loans - short-term	10,000	-	On Demand	10,000	-	10,000	-	7,000	-	7,000	-
Related party loans - long-term	82,247	3.50%	2025-2026	-	82,247	82,247	15,281	-	82,247	82,247	12,402
Notes payable	-	-	2024	4,184	-	4,184	-	4,184	-	4,184	-
Total				14,184	82,247	96,431	15,281	11,184	82,247	93,431	12,402

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	14,184
2025	93,654
2026	3,874
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

Common Stock

The Company has authorized 90,000,000 of common shares with a par value of $0.001 per share. Issued and outstanding common shares as of 2022 are at 16,821,534 shares and as of 2023 at 17,028,532 shares. Common stockholders are entitled to one vote per share held. The Company's common shares possess the rights and privileges commonly extended with this type of equity security.

Preferred Stocks

The preferred stock may be issued from time to time in one or more series in any manner permitted by law. The Company has authorized 10,000,000 of preferred shares with a par value of $0.001.   No preferred shares were issued in 2022 and 2023.

Equity Based Compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to their sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement.

Stock warrant activity, weighted average exercise price, and weighted average remaining term for the years ended December 31, 2022 and 2023 are as follows:

	2023		2022	
	Shares	Weighted Avg. Exercise Price	Shares	Weighted Avg. Exercise Price
Outstanding as of 12/31/22	1,610,319	$ 0.22	1,610,319	$ 0.22
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited or expired	-	-	-	-
Outstanding as of 12/31/23	1,610,319	$ 0.22	1,610,319	$ 0.22
Weighted avg. remaining term		2.71		3.71

Weighted Average Remaining Term for Warrants							
		Years to Maturity				WART	WART
Grant Date	Maturity Date	12/31/2023	12/31/2022	Warrants	Weight	2023	2022
January 2016	1/20/2026	2.06	3.06	632,500	39.28%	0.81	1.20
December 2019	12/1/2024	0.92	1.92	566,000	35.15%	0.32	0.67
December 2020	3/3/2030	6.18	7.18	411,819	25.57%	1.58	1.84
				1,610,319		2.71	3.71

Listed below are the relevant information of the stock warrants granted in various dates with their corresponding exercise price, fair market value, vesting period and expiry as of December 31, 2023:

Fiscal Year	Name	Number of Warrants	Particulars	Vesting Period	Exercise Price	Fair Market Value	Expiry
2016	Greg Johnson	345,000	Company officer	1/20/18	$0.22	$0.22	1/20/26
	Kevin Kunz	287,500	Company officer	1/20/18	$0.22	$0.22	1/20/26
2019	Greg Johnson	400,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	Kevin Kunz	150,000	Company officer	5/1/19	$0.01	$0.50	5/1/24
	various individuals	16,000	Investors	12/1/19	$0.50	$0.50	12/1/24
2020	various individuals	411,819	Non-employee contractors and consultants	3/3/20	$0.50	$0.50	3/3/30

These stock warrants are valued using the Black-Scholes Pricing Model, which utilizes several variables, including the risk-free interest rate of 4% and the exercise price, fair market price, and time to maturity disclosed above, in the attempt to accurately value options. As a result of these calculations, the issued warrants have an aggregate intrinsic value of $628, 912, which was entirely expensed as stock compensation ratably over the related vesting periods. All stock warrants have fully vested in prior periods, and no outstanding stock warrants have been exercised as of December 31, 2023.

NOTE 7 - PRIOR YEAR RESTATEMENT

The Company's previously issued financial statements for the year ended December 31, 2022 have been restated to correct for an error related to the Company's accrued interest payable in the year ended December 31, 2022.

The following table summarizes the restated financial statement account balances for the year ended December 31, 2022:

Account	Original	Adjustment	Restated
Accrued interest payable	16,228	(3,826)	12,402
Retained earnings (Deficit)	(3,959,193)	3,826	(3,955,367)

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 23, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

CERTIFICATION

 I, Greg Johnson, Principal Executive Officer of AquiPor Technologies, Inc., hereby certify that the financial statements of AquiPor Technologies, Inc. included in this Report are true and complete in all material respects.

Greg Johnson

CEO & Director, Principal Financial Officer